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SEC Mail Processing Section
MAR 10 2009
Washington, DC
105

cm

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 10 2009
503

SEC FILE NUMBER
8-65327

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Paradigms, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4900 Woodway Dr., Suite 550
(No. and Street)

Houston (City) TX (State) 77056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company, P.C.
(Name – *if individual, state last, first, middle name*)

One Riverway, Suite 100 (Address) Houston (City) TX (State) 77056 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Goott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Paradigms, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

BRITNI B. NICHOLS
Notary Public, State of Texas
My Commission Expires
October 02, 2011

Signature

President / CEO
Title

Britni B. Nichols
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

	Page
Independent Auditor's Report	2
Balance Sheets	3
Statements of Income	4
Statements of Changes in Stockholder's Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7-8
Schedule I - 2008	9
Schedule II - 2007	10
Schedule III - 2008 and 2007	11

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Financial Paradigms, Inc.
Houston, Texas

We have audited the accompanying balance sheets of Financial Paradigms, Inc. (an S corporation) as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Paradigms, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
February 16, 2009

One Riverway · Suite 1000 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax

harperpearson.com

ASSETS	2008	2007
Cash and cash equivalents	$ 39,325	$ 50,734
Accounts receivable	24	-
TOTAL ASSETS	$ 39,349	$ 50,734

STOCKHOLDER'S EQUITY		
Stockholder's Equity:		
Common stock, $1 par value, 1,000,000 shares authorized, 1,000 shares issued and outstanding	$ 1,000	$ 1,000
Additional Paid-in Capital	19,500	19,500
Retained Earnings	18,849	30,234
TOTAL STOCKHOLDER'S EQUITY	$ 39,349	$ 50,734

The accompanying notes are an integral part of the financial statements.

	2008	2007
Commission income and other income	$ 114,546	$ 58,458
Management and administrative expenses	115,931	16,283
Net (loss) income	$ (1,385)	$ 42,175

The accompanying notes are an integral part of the financial statements.

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance, December 31, 2006	$ 1,000	$ 19,500	$ 3,059
Distributions	-	-	(15,000)
Net income	-	-	42,175
Balance, December 31, 2007	1,000	19,500	30,234
Distributions	-	-	(10,000)
Net loss	-	-	(1,385)
Balance, December 31, 2008	$ 1,000	$ 19,500	$ 18,849

The accompanying notes are an integral part of the financial statements.

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$ 114,522	$ 60,073
Cash paid for management and administrative expenses	(115,931)	(16,298)
Net cash (used) provided by operating activities	(1,409)	43,775
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions	(10,000)	(15,000)
Net cash used by investing activities	(10,000)	(15,000)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(11,409)	28,775
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	50,734	21,959
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 39,325	$ 50,734
RECONCILIATION OF NET (LOSS) INCOME TO NET CASH (USED) PROVIDED BY OPERATING ACTIVITIES		
Net (loss) income	$ (1,385)	$ 42,175
Decrease (increase) in accounts receivable	(24)	1,615
Decrease in accounts payable	-	(15)
Net cash (used) provided by operating activities	$ (1,409)	$ 43,775

The accompanying notes are an integral part of the financial statements.

NOTE A BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business – Financial Paradigms, Inc. (an S corporation) ("the Company") is located in Houston, Texas and is a limited business broker dealer that transacts in mutual funds and variable annuities only. Consequently, the Company has claimed an exemption from Rule 15c3-3 under section (K)(1). The Company is registered as a Broker-Dealer with the Securities and Exchange Commission, and a member of the Financial Industry Regulatory Authority (FINRA) (formerly the NASD). Its principal market is the general public in the Southeastern region of Texas.

Statement Presentation – An unclassified balance sheet is presented in accordance with industry standards.

Revenue Recognition – Commissions are recognized when trades settle and receivables are recorded at that time. Revenues are primarily generated from commissions on sales of mutual funds and variable insurance products.

Income Taxes – No provision has been made for federal income tax, since these taxes are the responsibility of the shareholder.

Cash and Cash Equivalents – The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2008 and 2007.

Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B MANAGEMENT AGREEMENT

The Company has entered into a management agreement with Investec Asset Management Group, Inc. (IAMG), a company related through common ownership, whereby IAMG will provide administrative and operational services, facilities, furniture and pay all overhead expenses of the Company.

IAMG will receive a reimbursement from the Company for its allocable share of personnel costs, rent, and general and administrative overhead costs. Expenses under this agreement during each of the years ended December 31, 2008 and 2007 were $10,728 and $10,730, respectively.

NOTE C NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2008 and 2007 or in the procedures followed in making the required periodic computations. At December 31, 2008 and 2007 the Company had net capital of $39,325 and $50,734, respectively, and a net capital requirement of $5,000 for each year. The Company's ratio of aggregate indebtedness to net capital was -0- and at December 31, 2008 and 2007. The Securities and Exchange Commission permits a ratio for the Company at this time of no greater than 15 to 1.

NOTE D CREDIT RISK

The Company is engaged in various trading and brokerage activities in which the counter parties primarily include mutual funds, banks, and insurance companies. In the event a counter party does not fulfill its obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review the credit standings of each counter party.

FINANCIAL PARADIGMS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

NET CAPITAL	
Total stockholder's equity qualified for net capital	$ 39,349
Total capital and allowable subordinated liabilities	39,349
Deductions and/or charges	
Nonallowable assets:	
Accounts receivable	24
	24
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	39,325
Haircuts on securities	-
Net capital	$ 39,325
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (12.5% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 34,325
Ratio: Aggregate indebtedness to net capital	-0-

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2008, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

See independent auditor's report.

FINANCIAL PARADIGMS, INC.
SCHEDULE II
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL	
Total stockholder's equity qualified for net capital	$ 50,734
Total capital and allowable subordinated liabilities	50,734
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	50,734
Haircuts on securities	-
Net capital	$ 50,734
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (12.5% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 45,734
Ratio: Aggregate indebtedness to net capital	-0-

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2007, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

See independent auditor's report.

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(1), in which the Company engages in limited business (mutual funds and/or variable annuities only).

See independent auditor's report.

FINANCIAL PARADIGMS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008 and 2007

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

harperpearson.com